UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              MULTIBAND CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    62544X100
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

CUSIP No. 62544X100                   13G                     Page 2 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.                               EIN: 03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,099,222
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,099,222
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,099,222
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.32%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                   13G                     Page 3 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.                           EIN: 32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,490,271
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,490,271
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,490,271
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.57%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                   13G                     Page 4 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentagon Special Purpose Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,761,905
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,761,905
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,761,905
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.16%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                   13G                     Page 5 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,077,536
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,077,536
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,077,536
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.04%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                   13G                     Page 6 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                                        EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,402,504, some of which are held by Mercator Momentum
                    Fund and Mercator Momentum Fund III (together, the
    EACH            "Funds"), some of which are owned by Monarch Pointe
                    Fund, Ltd. ("MPF"), some of which are owned by Pentagon
  REPORTING         Special Purpose Fund, Ltd. ("Pentagon") and some of
                    which are owned by M.A.G. Capital, LLC ("MAG"). MAG is
   PERSON           the general partner of the Funds and controls the
                    investments of MPF and controls Pentagon's investments in
    WITH            these securities.
               -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    3,402,504, some of which are held by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,402,504
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                   13G                     Page 7 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY 3,402,504, all of which are held by the Funds, Pentagon, MPF and MAG. David F. Firestone is Managing Member of MAG.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    3,402,504, all of which are held by the Funds, Pentagon, MPF and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,402,504
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 62544X100                                           Page 8 of 14 Pages

Item 1. Issuer.

      (a) The name of the issuer is Multiband Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 9449 Science Center Drive, New Hope, Minnesota 55428.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. Pentagon Special Purpose Fund, Ltd. ("Pentagon") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of Pentagon in the Issuer's securities. The Funds, Pentagon, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The business address of Pentagon is c/o Olympia Capital (Ireland) Limited, Harcourt Centre, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Pentagon is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e) The CUSIP number is 62544X100.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 62544X100                                           Page 9 of 14 Pages

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, Pentagon and MPF each own shares of Common Stock. The Funds, Pentagon, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds, Pentagon and MPF each own shares of the Series I Preferred Stock ("Series I Shares") issued by the Issuer which are convertible into Common Stock. Each Series I Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as $1.50, subject to adjustment for stock splits and similar events.

      Each Series I Share pays a dividend at an annual rate equal to the product of $100 multiplied by (i) for the period through August 31, 2005, the Wall Street Journal Prime Rate plus ten percent (10%), (ii) for the period from September 1, 2005 through August 31, 2006, the Wall Street Journal Prime Rate and (iii) from September 1, 2006 and after, the Wall Street Journal Prime Rate plus one percent (1%). The documentation governing the Series I Shares provides that during the period from February 1, 2005 through August 31, 2005, on the last trading day of each month, the Issuer will receive a "Performance Credit" which shall be credited against the dividend, provided that the market price of the Common Stock on such date is greater than $1.30 per share. The Performance Credit will be equal to the lower of (a) ten percent (10%) or (b) fifty percent (50%) times the difference between (x) the market price and (y) $1.30. The dividend is payable monthly in arrears in cash or Common Stock.

      The documentation governing the terms of the warrants and the Series I Shares contains provisions prohibiting any exercise of the warrants, conversion of Series I Shares or payment of dividends in Common Stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

CUSIP No. 62544X100                                          Page 10 of 14 Pages

      As of December 31, 2005, the Funds, Pentagon, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 89,222 shares of Common Stock, 18,900 Series I Shares and warrants to purchase up to 750,000 shares of Common Stock.

      Momentum Fund III owned 102,413 shares of Common Stock, 13,050 Series I Shares and warrants to purchase up to 517,858 shares of Common Stock.

      Pentagon owned 133,333 shares of Common Stock, 18,000 Series I Shares and warrants to purchase up to 1,428,572 shares of Common Stock.

      MPF owned 228,299 shares of Common Stock, 40,050 Series I Shares and warrants to purchase up to 1,589,286 shares of Common Stock.

      MAG owned warrants to purchase up to 2,857,142 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III, Pentagon and MPF are, in each case, shared among Momentum Fund, Momentum Fund III, Pentagon or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 31,209,860 shares of Common Stock outstanding as of December 31, 2005, which is the number reported by the Issuer as outstanding as of November 11, 2005 in quarterly report on Form 10-Q filed on November 21, 2005, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                             Shares Owned            Percentage
                                             ------------            ----------
                 Momentum Fund                 2,099,222               6.32%
                 Momentum Fund III             1,490,271               4.57%
                 Pentagon                      2,761,905               8.16%
                 MPF                           3,077,536               9.04%
                 MAG                           3,402,504               9.99%
                 David F. Firestone            3,402,504               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $1.50 with respect to the Series I Shares.

CUSIP No. 62544X100                                          Page 11 of 14 Pages

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

CUSIP No. 62544X100                                          Page 12 of 14 Pages

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2006                    MERCATOR MOMENTUM FUND, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated: April 28, 2006                    MERCATOR MOMENTUM FUND III, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated: April 28, 2006                    PENTAGON SPECIAL PURPOSE FUND, LTD.

                                         By: /s/ Oskar P. Lownowski
                                             ----------------------------------
                                             Director

                                         By: /s/ William F. Mavcock
                                             ----------------------------------
                                             Director

Dated: April 28, 2006                    MONARCH POINTE FUND, LTD.

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated: April 28, 2006                    M.A.G. CAPITAL, LLC

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager
Dated: April 28, 2006
                                         /s/ David F. Firestone
                                         ----------------------------------
                                         David F. Firestone

CUSIP No. 62544X100                                          Page 13 of 14 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

CUSIP No. 62544X100                                          Page 14 of 14 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Multiband Corporation., beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Pentagon Special Purpose Fund, Ltd., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: April 28, 2006

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
    ----------------------------------
    its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

PENTAGON SPECIAL PURPOSE FUND, LTD

By: /s/ Oskar P. Lewnowski                    By: /s/ William F. Maycock
    -----------------------                       ----------------------
        Director                                      Director

MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager
    M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

/s/ David F. Firestone
----------------------------------
David F. Firestone